FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

Item 2.Date of Material Change

September 20, 2024

Item 3.News Release

The news release was issued on September 20, 2024, disseminated by Newsfile Corp. and filed on www.sedarplus.ca.

Item 4.Summary of Material Change

BioHarvest Sciences Inc. announced director’s ongoing key role following resignation from board.

Item 5.Full Description of Material Change

Vancouver, British Columbia and Rehovot, Israel – September 20, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), announces the resignation of David Ryan as a director of the Company. Mr. Ryan will remain a key member of the Company’s management team, continuing to serve as Vice President of Investor Relations of the Company.

Mr. Ryan resigned as a director of the Company in order for the Company to meet Nasdaq mandates to have a majority of independent directors in connection with its proposed application to list its common shares on the Nasdaq Stock Market.

Item 6.Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer David K. Ryan

604 622-1187

Item 9.Date of Report

September 20, 2024